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                              April 25, 2022

       Dennis L. Higgs
       President
       Austin Gold Corp.
       1021 West Hastings Street, 9th Floor
       Vancouver, BC
       Canada V6C 0C3

       Austin Gold Corp.

                                                        Re: Austin Gold Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed April 14,
2022
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed April 22,
2022
                                                            File No. 333-260404

       Dear Mr. Higgs:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed April 14,
2022

       Report of Independent Registered Public Accounting Firm, page F-4

   1.                                                   In the second
paragraph, we note your independent auditor   s opinion stating that    the
                                                        consolidated financial
statements present fairly   .and the period then ended in conformity
                                                        with International
Financial Reporting Standards.    Please have your auditor revise the
                                                        report to specify the
appropriate period, as indicated in the first paragraph, and to clarify
 Dennis L. Higgs
Austin Gold Corp.
April 25, 2022
Page 2
      whether it meant to express in conformity with IFRS as issued by the International
      Accounting Standards Board (IASB), as indicated on pages F-3 and F-9.
Exhibit 23.1 - Consent of Independent Auditor, page II-7

2. The consent from your independent auditor references the previous audit report dated
      April 9, 2021 instead of the new report dated March 15, 2022. Please obtain and file a new consent that references the correct audit report.
Amendment No. 6 to Registration Statement on Form S-1 filed April 22, 2022

General

3. We note that your forum selection provision identifies the Supreme Court of British
      Columbia, Canada and the appellate Courts therefrom as the exclusive forum for certain
      litigation, including any    derivative action.    If this provision does
not apply to actions
      arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in Exhibit 3.2 states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.



                                                             Sincerely,
FirstName LastName Dennis L. Higgs
                                                             Division of
Corporation Finance
Comapany NameAustin Gold Corp.
                                                             Office of Energy &
Transportation
April 25, 2022 Page 2
cc:       Jason Brenkert
FirstName LastName